October 13, 2004



Mail Stop:  4-6


R. Kevin T. McGuire
Treasurer and Chief Financial Officer
200 Perimeter Road
Manchester, NH  03103

Re:	Item 4 Form 8-K filed October 1, 2004

Dear Mr. McGuire:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note you have engaged the accounting firm of Stephen A. Diamond, Chartered Accountant to audit your year ended June 30, 2004 financial statements. We also note that the firm has not applied for registration with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. We assume that your newly engaged accountant is planning to register with the Public Company Accounting Oversight Board (PCAOB). If your new accountant submits an application for registration with the PCAOB, the PCAOB will take action on their application for registration not later than 45 days after the date of receipt of the application by the PCAOB. However, if the PCAOB requests additional information, a new 45-day review period will begin when the requested information is received. Given this time frame, if you have not already done so, you should promptly discuss this with your new accountant as they may not be able to issue an audit report on your year-end results in time for your filing deadlines. Additionally, since your new accountant is not currently registered and given the time needed to register, you may have to engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. As a result, if necessary, please file a new Item 4 Form 8-K after you have engaged new accountants that are registered with the PCAOB. Provide all of the disclosures required by Item 304 of Regulation S-K regarding the period of engagement of Stephen A. Diamond, Chartered Accountant, which should include an Exhibit 16 letter from Stephen A. Diamond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments within 5 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. You may contact the undersigned at 202-824-5355 if you have questions regarding these comments.

Sincerely,


Patrick Gilmore, CPA
Staff Accountant
R. Kevin T. McGuire
Assuretec Holdings, Inc.
Page 2 of 2